Exhibit 21.1

Name*	State or Other Jurisdiction of Incorporation or Organization	Primary Standard Industrial Classification Code Number	I.R.S. Employer Identification Number
Alaska Merger Acquisition Corp.	Delaware	3690	82-1316914
Glofish LLC	Delaware	3690	82-1484807
ROV Holding, Inc.	Delaware	3690	22-2423555
Salix Animal Health, LLC	Delaware	3690	65-0965477
SB/RH Holdings, LLC	Delaware	3690	27-2812840
Spectrum Brands Pet Group Inc.	Delaware	3690	82-2201953
Spectrum Brands Pet LLC	New York	3690	26-1757404
United Industries Corporation	Delaware	3690	43-1025604
Empower Brands, LLC (f/k/a HPC Brands, LLC)	Delaware	3690	88-0601628
Empower Brands Group, LLC	Delaware	3690	88-2972947
Empower Brands Holdings, Inc.	Delaware	3690	88-3012341
*The address of each additional registrant’s principal executive office is c/o Spectrum Brands, Inc., 3001 Deming Way, Middleton, Wisconsin 53562, (608) 275-3340.
**Single member LLC disregarded for U.S. tax purposes.